FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Waterford Wedgwood Plc


27 July 2005


Re: Holding in Company


A letter from Waterford Wedgwood Plc dated 27 July 2005 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 27 July 2005.





The Irish Stock Exchange

28 Angelsea Street

Dublin 2



27 July 2005









Re:      Notification of Birchfield Holdings Ltd.

            Section 67 of the Companies Act 1990







Dear Sirs



Please be advised that Birchfield Holdings Ltd notified us late yesterday evening that on 25th July, 2005 they acquired an interest in 1,163,316,437 shares in Waterford Wedgwood plc, being 26.74% of the issued share capital.



They hold these shares beneficially.





Yours faithfully








Patrick Dowling

GROUP COMPANY SECRETARY




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:27 July, 2005